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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )*

Motorcar Parts & Accessories, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
6 20071 10 0 (CUSIP Number)

Mel Marks
c/o Motorcar Parts & Accessories
2929 California Street
Torrance, CA 90503
Telephone: (310) 212-7910
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 10, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Mel Marks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) Not applicable
	(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		United States

Number of	7.	Sole Voting Power	2,149,431

Shares	8.	Shared Voting Power	-0-

Beneficially	9.	Sole Dispositive Power	2,149,431

Owned by Each Reporting Person With	10.	Shared Dispositive Power	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,149,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		27.0%

14.	Type of Reporting Person (See Instructions)
	IN

Item 1.  Security and Issuer

    This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Motorcar Parts & Accessories, Inc., a New York corporation (the "Issuer"). The address of the Issuer is 2929 California Street, Torrance, California 90503.

Item 2.  Identity and Background

    The business address of Mel Marks is c/o Motorcar Parts & Accessories, Inc., 2929 California Street, Torrance, California 90503. The present principal occupation or employment of Mr. Marks is a consultant and director of the Issuer. Mr. Marks is a citizen of the United States of America. During the last five years, Mr. Marks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

    Pursuant to a Stock Purchase Agreement, dated as of November 30, 2000, a copy of which is attached as Exhibit 1 hereto, Mr. Marks purchased 1,500,000 shares of Common Stock with personal funds in the aggregate amount of $1,500,000. The price per share was set at $1.00. The valuation firm that the Issuer hired to evaluate the fairness of the transaction concluded that this price per share was fair to the Issuer's shareholders from a financial point of view. The fairness of the transaction was evaluated as of November 30, 2000, the date that Mr. Marks agreed to purchase the shares.

Item 4.  Purpose of Transaction

    Mr. Marks acquired the Common Stock to assist the Issuer to pay a portion of a settlement agreement in connection with a class action suit. The shares of Common Stock were issued to Mr. Marks on September 10, 2001 after the settlement of the class action suit was completed. Mr. Marks holds the securities of the Issuer for investment purposes. Mr. Marks has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

    (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the issuer;

    (f)  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

    (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i)  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

    (a) Amount Beneficially Owned by each Reporting Person and Percent of Class:

      Mr. Marks is the beneficial owner of 2,149,431 shares of Common Stock consisting of 2,149,431 shares of Common Stock.

    (b) Voting and Dispositive Power:

      Mr. Marks may be deemed to have (i) sole voting and dispositive power with respect to 2,149,431 shares of Common Stock and (ii) shared voting and dispositive power with respect to no shares of Common Stock.

    (c) Other Transactions:

      Within the past sixty days, Mr. Marks effected transactions in the class of securities reported as described in Item 3 of this Schedule.

    (d) Interests in Other Persons:

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

    (e) Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    None

Item 7.  Material to Be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated November 30, 2000, between the Issuer and Mr. Marks.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2001

Date
/s/ Mel Marks

Signature
Mel Marks

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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